Exhibit (a)(5)(ii)
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated August 12, 2005 and the related Letter of Transmittal. The Offer is being made to all holders of Shares (as defined below); provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by Banc of America Securities LLC or one or more registered brokers or dealers licensed under the laws of such jurisdictions.
NOTICE OF OFFER TO PURCHASE FOR CASH
BY
CENTRAL PARKING CORPORATION
OF
UP TO 4,400,000 SHARES OF ITS COMMON STOCK
AT A PURCHASE PRICE NOT GREATER THAN
$16.75 NOR LESS THAN $14.50 PER SHARE
     Central Parking Corporation, a Tennessee corporation (the “Company”), invites its shareholders to tender shares of its Common Stock, par value $.01 per share (the “Shares”), at prices not greater than $16.75 nor less than $14.50 per Share, net to the seller in cash without interest thereon, specified by tendering shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 12, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitutes the “Offer”).
     The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to other conditions. See Section 7 of the Offer to Purchase.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, SEPTEMBER 14, 2005, UNLESS THE OFFER IS EXTENDED.
     The Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not greater than $16.75 nor less than $14.50 per Share) that it will pay for Shares validly tendered pursuant to the Offer and not properly withdrawn (the “Purchase Price”), taking into account the number of Shares so tendered and the prices specified by tendering shareholders. The Purchase Price will be the lowest price that will enable the Company to buy 4,400,000 Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer. However, the Company reserves the right, in its sole discretion and subject to applicable law, to purchase more than 4,400,000 Shares pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not properly withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and conditional tenders described below. The Purchase Price will be paid in cash, net to the seller without interest thereon, with respect to all Shares purchased by the Company. The

Company will return all Shares not purchased, including Shares tendered conditionally or at prices in excess of the Purchase Price and Shares not purchased because of proration.
     If Shares are held in certificated form and are tendered directly to SunTrust Bank (the “Depositary” for the Offer), the shareholder will not be obligated to pay fees, commissions or stock transfer taxes on the Company’s purchase of the Shares pursuant to the Offer. However, a tendering shareholder who holds Shares through a broker, bank or other fiduciary, including a discount broker, may be required by such institution to pay a service fee or other charge. Further, any tendering shareholder or other payee who does not have a Form W-9 or a Form W-8 on file with the Depositary may be subject to a required federal income tax withholding of 28% of the gross proceeds payable to such shareholder or other payee pursuant to the Offer.
     Upon the terms and subject to the conditions of the Offer, if more than 4,400,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase), the Company will purchase Shares in the following order of priority: (a) first, all Shares validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date by any shareholder who owns beneficially or of record an aggregate of fewer than 100 Shares and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes, or whose broker, bank or other fiduciary completes, the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; (b) then, after purchase of all the foregoing Shares, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, all other Shares validly tendered at or below the Purchase Price and not properly withdrawn on or prior to the Expiration Date on a pro rata basis (according to the number of securities tendered) if necessary (with appropriate rounding adjustments to avoid purchases of fractional Shares); and (c) finally, only if necessary to permit the Company to purchase 4,400,000 Shares (or such greater number of shares as the Company may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the Purchase Price, subject to the condition that the Company purchase a specified minimum number of the holder’s shares if the Company purchases any of the holder’s shares in the Offer (for which the condition was not initially satisfied) by random lot, to the extent feasible.
     Any shareholder may tender Shares subject to the condition that a specified minimum number of such shareholder’s Shares tendered pursuant to a Letter of Transmittal or Notice of Guaranteed Delivery must be purchased if any such Shares so tendered are purchased, and any shareholder desiring to make such a conditional tender must so indicate in the box captioned “Conditional Tender” in such Letter of Transmittal or, if applicable, in the Notice of Guaranteed Delivery.
     The Company believes that the repurchase at this time of its outstanding Shares in accordance with the Offer is consistent with the Company’s long-term goals of increasing earnings per share and maximizing shareholder value. The Company also believes that the repurchase of shares pursuant to the Offer is a prudent use of its investment funds. The Company expects that the repurchase of shares in the Offer will be accretive to future earnings per share for the shareholders that do not sell their shares in the Offer. The Offer will afford to shareholders of record who are considering the sale of all or a portion of their Shares the opportunity to determine the price (not greater than $16.75 nor less than $14.50 per Share) at which they are willing to sell their Shares and, in the event that the Company accepts such Shares, to dispose of Shares in certain circumstances described above without certain transaction costs usually associated with a market sale. The Offer will also allow qualifying shareholders owning beneficially or of record fewer than 100 Shares to avoid the payment of brokerage commissions and any applicable odd lot discount payable on a sale of Shares in a transaction effected on a securities exchange.
     The Company reserves the right, at any given time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary, followed by a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.
     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 11, 2005, unless previously accepted for payment by the Company as provided in the Offer to Purchase. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of the addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.
     The Company will be deemed to have purchased tendered Shares as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of Shares.
     Generally, a shareholder will be subject to U.S. federal income taxation and applicable withholding when the shareholder receives cash from the Company in exchange for Shares that the shareholder tenders. EACH SHAREHOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.
     The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

     Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares beginning on or around August 12, 2005 and will be furnished to brokers, banks or other fiduciaries whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     The Offer to Purchase and the related Letter of Transmittal contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.
     Any questions or requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) or Banc of America Securities LLC (the “Dealer Manager”) at their respective telephone numbers and addresses listed below. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, Notice of Guaranteed Delivery or other tender offer materials may be directed to the Information Agent or the Dealer Manager and such copies will be furnished promptly at the Company’s expense. Shareholders may also contact their local broker, dealer, commercial bank or trust company for assistance concerning the Offer.
     Neither the Company, its Board of Directors, the Dealer Manager, the Information Agent nor the Depositary makes any recommendation to any shareholder as to whether to tender all or any Shares or as to the purchase price at which shares should be tendered. Each shareholder must make his or her own decision as to whether to tender shares and, if so, how many Shares to tender and at what price.
The Information Agent is:
D. F. King & Co., Inc.
48 Wall Street
New York, New York 10005
Banks and Brokers call: (212) 269-5550 (collect)
All others call: (800) 431-9642 (toll free)
The Dealer Manager is:
Banc of America Securities LLC
9 West 57th Street
New York, New York 10019
(212) 583-8502
(888) 583-8900, ext. 8502
August 12, 2005